Unique Fabricating, Inc.

800 Standard Parkway

Auburn Hills, Michigan 48326

June 29, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Nguyen Parker

Assistant Director

Re:	Unique Fabricating, Inc.

Registration Statement on Form S-1

Filed November 10, 2014, as amended

Registration No. 333-200072

Ladies and Gentlemen:

Unique Fabricating, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-200072 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 4:00 pm Washington, D.C. time on June 30, 2015, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the U.S. Securities and Exchange Commission (“Commission”) or its Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission June 29, 2015 Page 2

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Steven L. Wasserman of Sills Cummis & Gross P.C. at 973-286-5509.

Very truly yours,

Unique Fabricating, Inc.

By:	/s/ Thomas Tekiele
Name:	Thomas Tekiele
Title:	Chief Financial Officer and
Secretary